EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
Perfectenergy International Ltd. and Subsidiary
Audited Financial Statements
December 31, 2006 and 2005

To the Board of Directors of
Perfectenergy International Limited, as successor to
Perfectenergy International Ltd. and Subsidiary

Ladies and Gentlemen:

We consent to the incorporation, into the 8-K filing on August 13, 2007 of Perfectenergy International Limited (as successor to Perfectenergy International Ltd. and Subsidiary) of our report dated May 25, 2007, except for note 17, for which the date is August 8, 2007, on our audit of the consolidated financial statements of Perfectenergy International Ltd and Subsidiary as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and from April 1, 2005 (inception) to December 31, 2005.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP
Walnut, California
August 13, 2007